Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended
	March 31,	Year Ended Dec. 31
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$147,180	$515,665	$544,630	$455,416	$468,891	$463,377
Add: Fixed charges	55,294	243,317	249,587	243,620	239,022	240,539
Total earnings, as defined.	$202,474	$758,982	$794,217	$699,036	$707,913	$703,916

Fixed charges, as defined:
Interest charges	$45,114	$201,158	$208,003	$201,431	$194,808	$198,369
Interest component of leases	10,180	42,159	41,584	42,189	44,214	42,170
Total fixed charges, as defined.	$55,294	$243,317	$249,587	$243,620	$239,022	$240,539
Ratio of earnings to fixed charges.	3.7	3.1	3.2	2.9	3.0	2.9